UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 28, 2021

GALILEO ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39092	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1049 Park Ave. 14A New York, NY	10028
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (347) 517-1041

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one Redeemable Warrant	GLEO.U	The New York Stock Exchange
Ordinary Shares, par value $0.0001 per share	GLEO	The New York Stock Exchange
Warrants, each warrant exercisable for one Ordinary Share for $11.50 per share	GLEO WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Shareholders of Galileo Acquisition Corp. and other interested parties are urged to read the Merger Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

General Terms and Effects; Merger Consideration

On April 28, 2021, Galileo Acquisition Corp., a Cayman Islands exempted company (“Galileo”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Shapeways, Inc., a Delaware corporation (“Shapeways”), Galileo Acquisition Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Galileo (“Merger Sub”), Galileo Founders Holdings, L.P., a Delaware limited partnership (the “Sponsor”), in the capacity as the representative of the stockholders of Galileo (other than the Shapeways security holders) from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (collectively, the “Transaction”) (in such capacity, the “Purchaser Representative”), and Fortis Advisors LLC, in the capacity as the representative of the Shapeways security holders from and after the Closing of the Transaction (in such capacity, the “Seller Representative”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, Galileo will continue out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”) and (ii) at the Closing of the Transaction, and following the Domestication and the PIPE Investment (defined below), Merger Sub will merge with and into Shapeways (the “Merger”), with Shapeways continuing as the surviving entity and wholly-owned subsidiary of Galileo, and with each Shapeways stockholder receiving shares of Galileo common stock at the Closing (as further described below). Simultaneously with entering into the Merger Agreement, Galileo entered into Subscription Agreements (as defined below) with investors (“PIPE Investors”) to purchase a total of 7.5 million shares of Galileo common stock in a private equity investment (“PIPE”) in Galileo at $10.00 per share with aggregate gross proceeds to Galileo of $75,000,000. The PIPE Investors include certain existing Shapeways stockholders and a strategic investor that has entered into a commercial relationship with Shapeways.

The total consideration received by Shapeways security holders from Galileo at the Closing will have an aggregate value equal to $406,000,000 (the “Merger Consideration”), payable, in the case of Shapeways stockholders, solely in new shares of Galileo common stock and, in the case of other Shapeways security holders, in new shares of Galileo common stock and/or securities convertible into or exercisable for new shares of Galileo common stock. The Merger Consideration deliverable to Shapeways stockholders will be allocated pro rata after giving effect to the required conversion of all of the outstanding shares of Shapeways preferred stock into shares of Shapeways common stock immediately prior to, and contingent upon, the Closing.

After the Closing, shares of Galileo common stock representing 10% of the Merger Consideration will be subject to vesting and forfeiture conditions based upon the VWAP trading price of Galileo common stock reaching targets of $14.00 and $16.00, respectively (with 50% released at each target) for a period of 30 consecutive trading days during the three-year period after the Closing (the “Earnout Terms”), with the portion of such shares that would otherwise be deliverable to Shapeways stockholders at the Closing being withheld from payment and deposited into escrow pursuant to a mutually agreeable escrow agreement (the “Escrow Agreement”). A pro rata portion of the 10% Merger Consideration earnout will also be allocated to Shapeways options and warrants that are exchanged for options and warrants (as applicable) for shares of Galileo at the Closing (as described below).

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Shapeways options issued pursuant to Shapeways’ 2010 Stock Plan that are not exercised prior to the Closing will be assumed by Galileo and converted, subject to adjustments, into options exercisable for shares of Galileo common stock and, in the case of in-the-money Shapeways options, a right to receive an award of restricted stock units denominated in shares of Galileo common stock that are subject to the Earnout Terms and to service-based vesting and forfeiture restrictions. Shapeways warrants that are not exercised prior to the Closing will be assumed by Galileo and converted into warrants exercisable for shares of Galileo common stock and, in the case of in-the-money Shapeways warrants, warrants exercisable for shares of Galileo common stock that are subject to the vesting and forfeiture restrictions included in the Earnout Terms. Prior to the Closing, outstanding Shapeways convertible notes will be converted into shares of Shapeways preferred stock, which will then be converted into shares of Shapeways common stock prior to the Closing.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of Galileo and Shapeways as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Shapeways to Galileo; (iv) Galileo’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, Galileo will use commercially reasonable efforts to satisfy the conditions of the Subscription Agreements with PIPE Investors and Galileo may, but is not obligated to, enter into additional subscription agreements with PIPE Investors, subject to Shapeways’ prior written consent, in the event that any such additional subscription agreements contain terms materially less favorable to Galileo or to Shapeways than the terms of the Subscription Agreements with existing PIPE Investors. The Merger Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (c) use of trust account proceeds.

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In addition, Shapeways agreed to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement, Ancillary Documents and the Transaction, and agreed to enforce the Voting Agreements (as defined and described below) in connection therewith.

The parties made customary covenants regarding the registration statement on Form S-4 to be filed by Galileo (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), to register the common stock of Galileo upon Domestication and the shares of Galileo common stock to be issued as Merger Consideration under the Merger Agreement. The Registration Statement also will contain the Galileo proxy statement to solicit proxies from Galileo’s shareholders to approve, among other things, (i) the Merger Agreement and the Transaction, including the Merger (including, to the extent required, the issuance of shares of Galileo common stock to the PIPE Investors); (ii) the Domestication; (iii) changing the name of Galileo and adopting new Galileo organizational documents; (iv) the adoption of a new equity incentive plan and issuing certain Galileo restricted securities thereunder; (v) the adoption of a new employee stock purchase plan; (vi) the appointment of the post-Closing board of directors; and (vii) the amendment of the Share Escrow Agreement to reduce the lock-up thereunder to match the period in the Lock-Up Agreement that was signed by certain Shapeways security holders at the time of the Merger Agreement as described below.

The parties agreed that the post-Closing board of directors will consist of seven directors, consisting of four directors designated prior to the Closing by Shapeways, all but one of whom will be considered independent under the requirements of the New York Stock Exchange (“NYSE”), two directors designated prior to the Closing by Galileo, both of whom will be considered independent under the requirements of NYSE, and one additional independent director (under NYSE requirements) mutually agreed by Shapeways and Galileo; provided, however, that the composition of the post-Closing board of directors will consist of three classes, with each director serving a three year term after its initial staggered post-Closing term, with the directors designated by Galileo serving in the second class. The parties further agreed to take commercially reasonable actions so that the individuals serving as the chief executive officer and chief financial officer of Shapeways immediately after the Closing will be the same individuals (in the same office) as that of Shapeways immediately prior to the Closing (unless, at its sole discretion, Shapeways desires to appoint another qualified person to either such role, in which case, such other person identified by Shapeways will serve in such role).

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Prior to the Closing, (i) Shapeways and certain mutually agreeable persons will enter into employment agreements (the “Key Employee Employment Agreements”), in each case effective as of the Closing, in form and substance reasonably acceptable to Shapeways and Galileo, (ii) Galileo and certain Shapeways stockholders who will be affiliates of Galileo after the Closing will enter into a mutually agreeable form of registration rights agreement (the “Registration Rights Agreement”), (iii) Shapeways will allocate certain restricted stock unit awards denominated in shares of Galileo common stock, not to exceed 410,000 shares, to be granted after the Closing to certain Shapeways employees and (iv) Galileo, the Sponsor, and the underwriter of Galileo’s initial public offering will amend their existing registration rights agreement (the “Founder Registration Rights Agreement”) to make the registration rights thereunder generally pari passu with the registration rights of the Shapeways stockholders who are party to the Registration Rights Agreement.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Galileo and Shapeways; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) no law or order preventing the Transaction; (iv) the Registration Statement having been declared effective by the SEC; (v) the satisfaction of the $5,000,001 minimum net tangible asset test by Galileo; (vi) approval of the Galileo common stock for listing on NYSE; (vii) consummation of the Domestication; and (viii) reconstitution of the post-Closing board of directors as contemplated under the Merger Agreement.

In addition, unless waived by Shapeways, the obligations of Shapeways to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Galileo of customary certificates and other Closing deliverables: (i) the representations and warranties of Galileo being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Galileo having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Galileo since the date of the Merger Agreement which is continuing and uncured; (iv) Galileo having, at the Closing, at least $100,000,000 in cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment, prior to paying any of Galileo’s expenses and liabilities due at the Closing; (v) execution of the Escrow Agreement; (vi) execution of the Registration Rights Agreement, (vii) the Founder Registration Rights Agreement having been amended and (viii) the Sponsor having forfeited the shares set forth in the Sponsor Forfeiture Letter in accordance with its terms.

Unless waived by Galileo, the obligations of Galileo and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Shapeways of customary certificates and other Closing deliverables: (i) the representations and warranties of Shapeways being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Shapeways having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Shapeways and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; (iv) receipt of a certified copy of Shapeways’ certificate of incorporation; (v) execution of Key Employee Employment Agreements by each applicable employee; (vi) execution of the Escrow Agreement; (vii) receipt of transmittal documents from holders of Shapeways warrants; (viii) resignations of the directors and officers of Shapeways as requested by Galileo; (ix) the Lock-Up Agreements being in full force and effect as of the Closing; and (x) termination of certain agreements between Shapeways and its stockholders.

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Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Galileo and Shapeways; (ii) by either Galileo or Shapeways if any of the conditions to Closing have not been satisfied or waived by August 31, 2021 (with such date being subject to an extension of up to three months in the event Galileo obtains an extension of the deadline by which it must complete its business combination pursuant to its organizational documents); (iii) by either Galileo or Shapeways if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either Galileo or Shapeways in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (v) by Galileo if there has been a Material Adverse Effect on Shapeways and its subsidiaries following the date of the Merger Agreement that remains uncured with 20 days written notice; (vi) by either Galileo or Shapeways if the shareholders of Galileo do not approve the Merger Agreement and the Transaction at an extraordinary general shareholder meeting held by Galileo; and (vii) by either Galileo or Shapeways if Shapeways holds a special meeting of its shareholders to approve the Merger Agreement and the Transaction and such approval is not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for actual fraud (as defined under Delaware corporate law) or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees.

Trust Account Waiver

Shapeways and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Galileo’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Purchaser Representative and Seller Representative

The Sponsor is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of Galileo’s shareholders after the Closing (other than the Shapeways security holders) with respect to certain post-Closing matters under the Merger Agreement and ancillary documents. Fortis Advisors LLC is serving as the Seller Representative under the Merger Agreement, and in such capacity will represent the interests of the Shapeways securityholders with respect to certain post-Closing matters under the Merger Agreement and ancillary documents.

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Governing Law

The Merger Agreement is governed by the laws of the State of New York and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of New York (and any appellate courts thereof).

A copy of the Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about Galileo, Shapeways, Merger Sub or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Galileo’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Merger Agreement (the “Ancillary Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are attached hereto as exhibits. Stockholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Voting Agreements

Simultaneously with the execution and delivery of the Merger Agreement, Galileo and Shapeways have entered into Voting Agreements (collectively, the “Voting Agreements”) with certain stockholders of Shapeways required to approve the Transaction. Under the Voting Agreements, each Shapeways stockholder party thereto agreed to vote all of such shareholder’s shares of Shapeways in favor of the Merger Agreement and the Transaction and to otherwise take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Transaction and the other matters to be submitted to the Shapeways stockholders for approval in connection with the Transaction, in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to Galileo to vote such Shapeways shares accordingly (subject to the condition that the Registration Statement have been declared effective by the SEC, provided that the covenants not to take certain actions to delay, impair or impede the Transaction as set forth in the Voting Agreements shall take effect from the date such agreements are executed). The Voting Agreements prevent transfers of the Shapeways shares held by the Shapeways shareholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

A copy of the form of Voting Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Voting Agreement is qualified in its entirety by reference thereto.

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Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain shareholders of Shapeways each entered into a Lock-Up Agreement with Galileo (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Shapeways shareholder party thereto agreed not to, during the period commencing from the Closing and ending 180 days after the Closing (subject to early release if Shapeways consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Galileo restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Galileo restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the Galileo restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

A copy of the form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

Non-Competition Agreement

Simultaneously with the execution and delivery of the Merger Agreement, Greg Kress, CEO of Shapeways, entered into a non-competition and non-solicitation agreement (the “Non-Competition Agreement”) in favor Shapeways and Galileo and their respective present and future successors and direct and indirect subsidiaries (collectively, the “Covered Parties”). Under the Non-Competition Agreement, pursuant to which Mr. Kress agrees not to compete with Galileo, Shapeways and their respective affiliates during the two year period following the Closing and, during such two year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreement also contains customary confidentiality and non-disparagement provisions.

A copy of the form of Non-Competition Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Non-Competition Agreement is qualified in its entirety by reference thereto.

Sponsor Forfeiture Letter

Simultaneously with the execution and delivery of the Merger Agreement, Galileo and the Sponsor entered into a letter agreement pursuant to which the Sponsor agreed to forfeit 690,000 of the Galileo ordinary shares initially purchased by the Sponsor in a private placement prior to Galileo’s initial public offering, contingent upon the Closing.

A copy of the form of Sponsor Forfeiture Letter is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Sponsor Forfeiture Letter is qualified in its entirety by reference thereto.

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PIPE Investment

Simultaneously with the execution of the Merger Agreement, Galileo and Shapeways entered into subscription agreements (collectively, the “Subscription Agreements”) with PIPE Investors for an aggregate for 7,500,000 shares of Galileo’s common stock, par value $0.0001 per share (the “PIPE Shares”), at a price of $10.00 per share, for an aggregate of $75,000,000, in a private placement to be consummated simultaneously with the closing of the Transaction (the “PIPE Investment”). The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Galileo’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In addition, Shapeways granted certain customary resale registration rights to the PIPE Investors in the Subscription Agreements.

A copy of the form of Subscription Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Subscription Agreement is qualified in its entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “PIPE Investment” in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02. The shares of Galileo common stock to be issued to the PIPE Investors will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is an updated version of an investor presentation (the “Investor Presentation”) that was attached as Exhibit 99.1 to Galileo’s Current Report on Form 8-K dated April 28, 2021 that will be used by Galileo in connection with the transactions contemplated by the Merger Agreement described above. The Investor Presentation furnished as Exhibit 99.1 to Galileo’s Current Report on Form 8-K dated April 28, 2021 should therefore be disregarded and replaced in its entirety with Exhibit 99.1 to this Current Report on Form 8-K.

The Investor Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

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Forward-Looking Statements

This report contains, and certain oral statements made by representatives of Galileo and Shapeways and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Galileo’s and Shapeways’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, Galileo’s and Shapeways’ expectations with respect to future performance of Shapeways, anticipated financial impacts of the Transaction, the anticipated addressable market for Shapeways, the satisfaction of the closing conditions to the Transaction, the pre-money valuation of Shapeways (which is subject to certain inputs that may change prior to the closing of the Transaction and is subject to adjustment after the closing of the Transaction), and the timing of the closing of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Galileo and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) a default by one or more of the investors in the PIPE on its commitment, and Galileo's failure to retain sufficient cash in its trust account or find replacement financing in order to meet the $100,000,000 minimum cash condition in the Merger Agreement; (3) the inability to consummate the Transaction, including due to failure to obtain approval of the shareholders of Galileo or other conditions to the closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transaction; (5) the inability to obtain or maintain the listing of Galileo’s securities on NYSE following the Transaction; (6) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Shapeways to grow and manage growth economically and hire and retain key employees; (8) costs related to the Transaction; (9) changes in applicable laws or regulations; (10) the effect of the COVID-19 pandemic on Galileo or Shapeways and their ability to consummate the Transaction; (11) the possibility that Galileo or Shapeways may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in the registration/proxy statement (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by Galileo or Shapeways. Galileo and Shapeways caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Galileo or Shapeways undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by Galileo. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Galileo undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information About the Transactions and Where to Find It

Galileo and Shapeways will file relevant materials with the SEC, including a Form S-4 registration statement to be filed by Galileo, which will include a prospectus with respect to Galileo’s securities to be issued in connection with the proposed merger and a proxy statement of Galileo with respect to Galileo’s shareholder meeting at which Galileo’s shareholders will be asked to vote on the proposed merger and related matters. GALILEO’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE S-4 AND THE AMENDMENTS THERETO AND OTHER INFORMATION FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT GALILEO, SHAPEWAYS AND THE TRANSACTION. When available, the Proxy Statement contained in the S-4 and other relevant materials for the Transaction will be mailed to shareholders of Galileo as of a record date to be established for voting on the proposed merger and related matters. The preliminary S-4 and Proxy Statement, the final S-4 and definitive Proxy Statement and other relevant materials in connection with the Transaction (when they become available), and any other documents filed by Galileo with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Galileo at 1049 Park Ave. 14A New York, NY 10028. Information filed with the SEC is also available on the SEC’s website at www.sec.gov.

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Participants in the Solicitation

Galileo and Shapeways and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Galileo ordinary shares in respect of the proposed business combination. Galileo shareholders and other interested persons may obtain more detailed information regarding the names and interests in the Transaction of Galileo’s directors and officers in Galileo’s and Shapeways’ filings with the SEC, including when filed, the S-4 and the Proxy Statement. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Item 9.01	Financial Statements and Exhibits.

(d)        Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021, by and among Galileo Acquisition Corp., Shapeways, Inc., Galileo Acquisition Holdings Inc., Galileo Founders Holdings, L.P., in the capacity as the Purchaser Representative thereunder, and Fortis Advisors LLC, in the capacity as the Seller Representative thereunder.

10.1	Form of Voting Agreement, dated as of April 28, 2021, by and among Galileo Acquisition Corp., Shapeways, Inc., and the shareholder of Shapeways party thereto.

10.2	Form of Lock-Up Agreement, dated as of April 28, 2021, by and between Shapeways, Inc. and the shareholder of Shapeways party thereto.

10.3	Non-Competition Agreement, effective as of April 28, 2021, by and among Galileo Acquisition Corp., Shapeways, Inc. and Greg Kress.

10.4	Sponsor Forfeiture Letter, dated as of April 28, 2021, by and between Galileo Acquisition Corp. and Galileo Founders Holdings, L.P.

10.5	Form of Subscription Agreement, dated as of April 28, 2021, by and among Galileo Acquisition Corp., Shapeways, Inc. and the subscriber party thereto.

99.1	Investor Presentation, dated April 2021

* The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 30, 2021

GALILEO ACQUISITION CORP.

By:	/s/ Luca Giacometti
Name: Luca Giacometti
Title: Chief Executive Officer and Chairman